SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

MAIDEN HOLDINGS, LTD.

(Name of Subject Company (Issuer))

MAIDEN HOLDINGS, LTD., AS ISSUER
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

8.250% Non-Cumulative Preference Shares, Series A
7.125% Non-Cumulative Preference Shares, Series C

6.700% Non-Cumulative Preference Shares, Series D

(Title of Class of Securities)

G5753U120

G5753U138

G5753U146

(CUSIP Number of Class of Securities)

Patrick J. Haveron

Co-Chief Executive Officer and Chief Financial Officer

94 Pitts Bay Road
Pembroke

Bermuda
Telephone: (441) 298-4900

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Samir A. Gandhi, Esq.
Sidley Austin LLP
787 7th Ave
New York, New York 10019
(212) 839-5684

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$103,950,000	$11,340.95

(1)	Calculated solely for purposes of determining the amount of the filing fee.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2020 equals $109.10 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,340.95	Filing Party: Maiden Holdings, Ltd.
Form or Registration No: Schedule TO	Date Filed: November 13, 2020; November 20, 2020

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended by Amendment No. 1 and Amendment No. 2 thereto, the “Schedule TO”) relating to the offer by Maiden Reinsurance Ltd. (the “Company”), a reinsurance company organized under the laws of the State of Vermont and an indirect wholly-owned subsidiary of Maiden Holdings, Ltd. (“Maiden”), to purchase, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated November 20, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as amended and supplemented hereby, the “Offer”), Maiden’s outstanding (a) 8.250% Non-Cumulative Preference Shares, Series A, with a liquidation preference of $25.00 per preference share (the “Series A Preference Shares”), (b) 7.125% Non-Cumulative Preference Shares, Series C, with a liquidation preference of $25.00 per preference share (the “Series C Preference Shares”) and (c) 6.700% Non-Cumulative Preference Shares, Series D, with a liquidation preference of $25.00 per preference share (the “Series D Preference Shares,” and together with the Series A Preference Shares and the Series C Preference Shares, the “Securities”).

Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

AMENDMENT

ITEM 4.	Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired on December 22, 2020 at 11:59 p.m., New York City time (the “Expiration Time”). As of the Expiration Time, holders of the Securities had validly tendered and not validly withdrawn the number of Securities of each series set forth in the table below. The Company has accepted the number of Securities of each series as set forth in the table below.

The consideration for each Series A Preference Share, each Series C Preference Share and each Series D Preference Share tendered and accepted for purchase pursuant to the Offer is set forth in the table below. The aggregate total consideration payable by the Company for the Securities accepted for purchase is $29,689,747.50. Because the consideration required to purchase all Securities validly tendered and not validly withdrawn for each series is less than the Series Purchase Amount for each series, the Company has accepted for purchase 100% of such Securities. The Company expects that the settlement date for the Offer will be December 24, 2020. A copy of the press release announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

Series of Securities	CUSIP No. / ISIN	Liquidation Preference Per Share	Offer Price	Aggregate Number of Securities Tendered as of Expiration Time	Aggregate Number of Securities Accepted for Purchase	Aggregate Number of Securities Outstanding Following the Offer	Aggregate Total Consideration Accepted for Purchase
8.250% Non-Cumulative Preference Shares, Series A of Maiden Holdings, Ltd. (“Series A Preference Shares”)	G5753U 120 / BMG5753U1201	$25.00	$10.50 per share	545,218	545,218	5,454,782	$5,724,789
7.125% Non-Cumulative Preference Shares, Series C of Maiden Holdings, Ltd. (“Series C Preference Shares”)	G5753U 138 / BMG5753U1383	$25.00	$10.50 per share	1,203,466	1,203,466	5,396,534	$12,636,393
6.700% Non-Cumulative Preference Shares, Series D of Maiden Holdings, Ltd. (“Series D Preference Shares”)	G5753U 146 / BMG5753U1466	$25.00	$10.50 per share	1,078,911	1,078,911	4,921,089	$11,328,565.50

ITEM 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit Number	Description
(a)(5)(D)	Press Release, dated December 23, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIDEN HOLDINGS, LTD.

By:	/s/ Patrick J. Haveron
Name:	Patrick J. Haveron
Title:	Co-Chief Executive Officer and Chief Financial Officer

Date: December 23, 2020

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated November 13, 2020
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Retail Processing Dealer Form
(a)(1)(D)*	Amended and Restated Offer to Purchase, dated November 20, 2020
(a)(1)(E)*	Amended and Restated Letter of Transmittal
(a)(1)(F)*	Amended and Restated Retail Processing Dealer Form
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*	Press Release, dated November 13, 2020 (furnished as an exhibit to the Company’s Current Report on Form 8-K filed on November 13, 2020 and incorporated herein by reference).
(a)(5)(B)*	Press Release, dated November 13, 2020.
(a)(5)(C)*	Press Release, dated November 20, 2020.
(a)(5)(D)**	Press Release, dated December 23, 2020.
(b)	Not applicable
(d)(1)	Memorandum of Association (as amended) (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on Form S-8 filed with the SEC on May 18, 2010 (File No. 333-166934).
(d)(2)	Bye-laws (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on S-8 initially filed with the SEC on January 17, 2020 (File No. 333-235948).
(d)(3)	Form of Common Share Certificate (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on S-1 initially filed with the SEC on September 18, 2007, subsequently amended and declared effective May 6, 2008 (File No. 333-146137))
(d)(4)	Registration Rights Agreement by and between Maiden Holdings, Ltd. and Friedman, Billings, Ramsey & Co., Inc., dated as of July 3, 2007 (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on S-1 initially filed with the SEC on September 18, 2007, subsequently amended and declared effective May 6, 2008 (File No. 333-146137))
(d)(5)	Form of Indenture for Debt Securities by and among Maiden Holdings North America, Ltd., Maiden Holdings, Ltd., as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the filing of such exhibit with the registrant's Registration Statement on S-3 filed with the SEC on February 7, 2011 (File Nos. 333-172107 and 333-172107-01)).
(d)(6)	Second Supplemental Indenture, dated March 27, 2012, by and among Maiden Holdings North America, Ltd., Maiden Holdings, Ltd., as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on March 27, 2012 (File No. 001-34042)).
(d)(7)	Form of 8.000% Notes due 2042 (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on March 27, 2012 (File No. 001-34042)).
(d)(8)	Certificate of Designations of 8.25% Non-Cumulative Preference Shares, Series A, adopted on August 7, 2012 (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on August 29, 2012 (File No. 001-34042)).
(d)(9)	Form of stock certificate evidencing 8.25% Series A Preference Share (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on August 29, 2012 (File No. 001-34042)).
(d)(10)	Third Supplemental Indenture, dated November 25, 2013, by and among Maiden Holdings North America, Ltd., Maiden Holdings, Ltd., as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on November 25, 2013 (File No. 001-34042)).
(d)(11)	Form of 7.75% Notes due 2043 (incorporated by reference to the filing of such exhibit with the registrant's Current Report on Form 8-K filed with the SEC on November 25, 2013 (File No. 001-34042)).

(d)(12)	Certificate of Designations of 7.125% Non-Cumulative Preference Shares, Series C, adopted on November 4, 2015 (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on November 25, 2015 (File No. 001-34042).
(d)(13)	Form of stock certificate evidencing 7.125% Non-Cumulative Preference Shares, Series C (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on November 25, 2015 (File No. 001-34042)).
(d)(14)	Form of Indenture for Debt Securities by and between Maiden Holdings, Ltd., and Wilmington Trust National Association, as trustee (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 14, 2016 (File No. 001-34042)).
(d)(15)	First Supplemental Indenture, dated as of June 14, 2016, by and between Maiden Holdings, Ltd., as guarantor, and Wilmington Trust National Association, as trustee (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 14, 2016 (File No. 001-34042)).
(d)(16)	Certificate of Designations of 6.700% Non-Cumulative Preference Shares, Series D, adopted on May 2, 2017 (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2017 (File No. 001-34042).
(d)(17)	Form of stock certificate evidencing 6.700% Non-Cumulative Preference Shares, Series D (incorporated by reference to the filing of such exhibit with the registrant’s Current Report on Form 8-K filed with the SEC on June 15, 2017 (File No. 001-34042).
(g)	Not applicable.
(h)	Not applicable.

* Previously Filed

** Filed Herewith